Item 27. Exhibit (h) i. b. 1. vi

AMENDMENT NO. 6

FUND PARTICIPATION AGREEMENT

This Amendment, dated as of April 2, 2024, amends the Fund Participation Agreement (the “Agreement”), dated the 7th day of March, 2003, as amended, by and among Massachusetts Mutual Life Insurance Company (on behalf of itself and certain of its separate accounts, hereinafter referred to as “MassMutual”); American Funds Insurance Series (“Series”); American Funds Service Company (“Transfer Agent”); American Funds Distributors, Inc. (“AFD”), and Capital Research and Management Company (“CRMC”).

WHEREAS, MassMutual, Series, Transfer Agent, AFD and CRMC desire to amend the Agreement in certain respects;

NOW, THEREFORE, the parties to the Agreement hereby agree as follows:

1.	Section 4 is deleted in its entirety and is replaced with the following:

The Series agrees to make Class 1, Class 1A, Class 2, and Class 4 shares of all Funds hereto available to the Contracts. MassMutual agrees to give the Series and CRMC at least 30 days’ notice prior to adding additional Funds as underlying investment options to the Contracts. CRMC reserves the right to approve any proposed addition by the MassMutual.

MassMutual will be entitled to a Rule 12b-1 service fee paid by the Series and to be accrued daily and paid monthly at an annual rate of [____]% of the average daily net assets of the Class 2 and Class 4 shares of each Fund attributable to the Contracts for personal services and account maintenance services for contract owners with investments in subaccounts corresponding to the Class 2 and Class 4 shares of each Fund (each, a “Subaccount”) for as long as the Series’ Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (the “12b-1 plan”) for such share class remains in effect. Fund shares to be made available to Accounts for the Contracts shall be sold by the Series and purchased by MassMutual for a given Account at the net asset value of the respective class of the respective Fund (without the imposition of a sales load) next computed after receipt of each order by the Series of its designee, as established in accordance with the provisions of the then current Prospectus of the Series. For purposes of this Paragraph 4, MassMutual shall be designee of the Series for receipt of such orders from each Account, “Business Day” shall mean any day on which the New York Stock Exchange (“NYSE”) is open for trading and on which the Series calculates the net asset values of each class of shares of each Fund pursuant to the rules of the Commission. The Series will make the shares of each class of each Fund available indefinitely for purchase at the applicable net asset value per share by MassMutual and its Accounts on those days on which the Series calculates the net asset values of each such class pursuant to the rules of the Commission, and the Series shall use its best efforts to calculate such net asset values on each day on which the NYSE is open for trading. The Series shall make the net asset value per share for each class of each Fund available to MassMutual on a daily basis via facsimile and electronic mail as soon as reasonably practical after the Series calculates such net asset values per share, and the Series shall use its best efforts to make such net asset values per share available by 6:30 p.m. Eastern time.

If there are corrections to a Fund’s net asset value, the determination of the materiality of any net asset value pricing error and its correction shall be based on the SEC’s recommended guidelines regarding these errors. Any material error in the calculation or reporting of net asset value per share, dividend or capital gain information shall be reported promptly to MassMutual upon discovery. The Series and CRMC shall reimburse MassMutual for any amount MassMutual is legally required to pay Contract owners, participants or beneficiaries that have selected a Fund as an investment option, and which amount is due to the Series’ or its agents’ material miscalculation and/or incorrect reporting of or failure to report the daily net asset value, dividend rate or capital gains distribution rate. MassMutual shall submit an invoice to the Series or its agents for such losses incurred as a result of the above which shall be payable within sixty (60) days of receipt. Should a material miscalculation by the Series or its agents result in a gain to MassMutual, MassMutual shall promptly reimburse the Series, the applicable Funds or its agents for any material losses incurred by the Series, the applicable Funds or its agents as a result of the incorrect calculation. Should a material miscalculation by the Series or its agents result in a gain to Contract owners, MassMutual will consult with the Fund or its designee as to what reasonable efforts shall be made to recover the money and repay the Series, the applicable Funds or its agents. MassMutual shall then make such reasonable effort, at the expense of the Series or its agents, to recover the money and repay the Series, the applicable Funds or its agents; but MassMutual shall not be obligated to take legal action against Contract owners. The Series reserves the right to temporarily suspend sales if the Board of Trustees of the Series deems it appropriate and in the best interest of the Series or in response to the order of an appropriate regulatory authority. MassMutual reserves the right to refuse, to impose limitations on, or to limit any transaction request if the request would tend to disrupt Contract administration or is not in the best interest of the Contract holders or an Account or Subaccount.

The Series shall provide MassMutual with account look-up access through DST Vision or a similar electronic look-up feature to view daily account balances.

During the term of this Agreement, MassMutual shall perform the administrative services (“Services”) set forth on Schedule D hereto, as such schedule may be amended from time to time by mutual consent of the parties, in respect of Separate Accounts holding Class 1A and Class 4 shares of each Fund. In consideration of MassMutual performing the Services, the Series agrees to pay MassMutual an administrative services fee of [____]% of the average daily net asset value of all Class 1A and Class 4 shares of the Funds held by each Separate Account, payable quarterly, in arrears pursuant to an Insurance Administrative Services Plan adopted by the Series. The Series shall pay all fees within forty-five (45) days following the end of each calendar quarter for fees accrued during that quarter. The fee will be calculated as the product of (a) the average daily net asset value of all Class 1A and Class 4 shares, as applicable, of the Funds held by each Separate Account during the quarter; (b) the number of days in the quarter; and (c) the quotient of [____] divided by 365. The Series shall not be responsible for payment of fees for Services more than six (6) months in arrears in respect of accounts that were not timely identified by MassMutual as eligible for compensation pursuant to this Agreement. CRMC will evaluate periodically MassMutual’s service levels, including compliance with established NSCC guidelines, transaction errors, compliance with the Prospectus and complaints from Contract owner, in determining whether to continue making payments under the Insurance Administrative Services Plan. MassMutual represents to the Series and CRMC that it will not receive compensation for the Services from contract owner fees or any other source.

MassMutual, directly or through subcontractors (including a designated affiliate), shall provide the certain services described in this Agreement in respect of Accounts holding Class 1, Class 1A, Class 2, and/or Class 4 shares on behalf of AFD, Transfer Agent and the Funds in connection with the sale and servicing of the Contracts. The services to be provided by the MassMutual to its Accounts include, (i) mailing and otherwise making available to Contract owner, shareholder communications including, without limitation, Prospectuses, proxy materials, shareholder reports, unaudited semi-annual and audited annual financial statements, and other notices; (ii) handling general questions regarding the Funds from Contract owner including, without limitation, advising as to performance, yield being earned, dividends declared, and providing assistance with other questions concerning the Funds; (iii) preparing and mailing periodic account statements showing the total number of Contract units owned by the Contract owner in that account, the value of such units, and purchases, redemptions, dividends, and distributions in the account during the period covered by the statement; and (iv) preparing and mailing IRS Form 1099-R, IRS Form W-2 and/or other IRS forms as required by applicable Internal Revenue Service rules and regulations. Administrative services to Contract owner shall be the responsibility of the MassMutual and shall not be the responsibility of AFD, CRMC, Transfer Agent or any of their affiliates.

2.	Schedule A is replaced in its entirety with the revised Schedule A attached hereto.

3.	Schedule B is deleted in its entirety.

4.	Schedule C is deleted in its entirety.

Except as expressly set forth above, all other terms and provisions of this Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

Massachusetts Mutual Life Insurance Company (on behalf of itself and each Account)

By:	/s/ Philip Michalowski
Name:	Philip Michalowski
Title:	Head of Annuity Product
Date:	April 2, 2024

American Funds Insurance Series

By:	/s/ Michael W. Stockton
Name:	Michael W. Stockton
Title:	Executive Vice President
Date:	3/27/2024

Capital Research and Management Company

By:	/s/ Tim McHale
Name:	Tim McHale
Title:	Sr. VP & Sr. Counsel, Fund Business Group
Date:	3/27/24

American Funds Service Company

By:	/s/ Joshua R. Diggs
Name:	Joshua R. Diggs
Title:	Authorized Signatory
Date:	March 27, 2024

American Funds Distributors, Inc.

By:	/s/ Tim McHale
Name:	Tim McHale
Title:	Secretary
Date:	3/27/24

Schedule A

VUL Guard

Survivorship Variable Universal Life

Survivorship Variable Universal Life II

Variable Universal Life

Variable Universal Life II

Survivorship VUL Guard

Strategic Life 20

Strategic Life 21

Apex VUL®

MassMutual EnvisionSM